2855 Sanford Ave SW #30666

Grandville, MI, 49418

+44 01455-290363

April 24, 2018

VIA EMAIL AND EDGAR

Beverly Singleton

Melissa Raminpour

Sonia Bednarowski

John Dana Brown - Attorney Advisor

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

BednarowskiS@SEC.GOV

Re: Arazu Incorporated

Amendment No. 3 to Registration Statement on Form S-1

Filed March 23, 2018

File No. 333-221327

Dear Sirs/Mesdames:

This letter is written in response to the submission of an amended registration statement with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Form S-1 (“Registration Statement”), and filed on March 23, 2018, by Arazu Incorporated, a Florida corporation (the “Company”), and its further receipt of your email to the Company, dated April 6, 2018. We have reproduced your 2 comments below, highlighted in bold, with our responses following immediately thereafter.

General

1.	COMMENT. We note your response to our prior comment 3 and reissue. Please revise your prospectus summary section and your risk factors section to disclose the date by which your current cash will fund Arazu if you are unable to obtain loans. In this regard, we note your disclosure on page 2 that your current cash in combination with related party loans will be able to fund Arazu until June 30, 2018.

RESPONSE: We have further revised the prospectus Summary and Risk Factors as requested.

2.	COMMENT. Please update your financial statements for your interim period ended January 31, 2018 pursuant to Rule 8-08 of Regulation S-X. The related financial information, such as MD&A should also be updated.

RESPONSE: The Company has updated its financial statements to include the period ended January 31, 2018 as requested.

U.S. Securities & Exchange Commission

Division of Corporate Finance

April 24, 2018

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call John D. Thomas at (801) 816-2536 or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

ARAZU INCORPORATED

/s/ Paul Clewlow

Paul Clewlow

Chief Executive Officer